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                             June 12, 2020

       Enrique N. Mayor-Mora
       Senior Vice President and Chief Financial Officer
       Carmax, Inc.
       12800 Tuckahoe Creek Parkway
       Richmond Virginia 23238

                                                        Re: Carmax, Inc.
                                                            Form 10-K for the
Year Ended February 29, 2020
                                                            Filed April 21,
2020
                                                            File No. 001-31420

       Dear Mr. Mayor-Mora:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended February 29, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Financial Condition
       Liquidity and Capital Resources, page 37

   1. Please tell us how you determined the non-GAAP measure, adjusted net cash from operating activities,
met the requirements in Item 10(e)(1)(ii)(A) of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Enrique N. Mayor-Mora
Carmax, Inc.
June 12, 2020
Page 2

       You may contact Linda Cvrkel at (202)551-3813 or Rufus Decker at
(202)551-3769 if
you have questions regarding the comment or any other matters.



FirstName LastNameEnrique N. Mayor-Mora                 Sincerely,
Comapany NameCarmax, Inc.
                                                        Division of Corporation
Finance
June 12, 2020 Page 2                                    Office of Trade &
Services
FirstName LastName